UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 6, 2010
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read with the Group’s Annual Report on Form 20-F for the year ended December 31, 2009 (the Credit Suisse 2009 20-F) and the financial reports for the first and second quarters of 2010 furnished to or filed with the SEC on Form 6-K on May 7, 2010 and August 5, 2010, respectively.

References herein to “CHF” are to Swiss francs.
This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-158199).

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2009 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2010 (6M10) compared to the six months ended June 30, 2009 (6M09) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2010. The Group’s financial report for the second quarter of 2010 (Credit Suisse Financial Report 2Q10), which was filed with the SEC on August 5, 2010, includes unaudited financial information for 6M10 and 6M09.

Credit Suisse
For 6M10, we recorded net income attributable to shareholders of CHF 3,648 million, compared to a net income attributable to shareholders of CHF 3,577 million in 6M09. Our results for 6M10 reflected the continued reduction of risk and a strong capital base.

Core Results
Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interests (SEI). The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Credit Suisse results reflect all changes in fair value (inclusive of our credit spread) of Credit Suisse vanilla debt carried at fair value. Our Core Results reflect these changes in Corporate Center and the segments. The cumulative fair value gains of CHF 1.5 billion on Credit Suisse debt as of the opening 1Q10 balance sheet are reversed and charged to the segments on a straight-line amortization basis, and the difference between this amortization and the valuation adjustments on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Credit Suisse and Core Results

	Core Results		Noncontrolling Interests without SEI		Credit Suisse

in	6M10	6M09	6M10	6M09	6M10	6M09

Statements of operations (CHF million)

Net interest income	3,105	3,185	44	73	3,149	3,258

Commissions and fees	7,024	6,473	(31)	22	6,993	6,495

Trading revenues	7,082	8,113	(2)	1	7,080	8,114

Other revenues	170	396	160	(1,554)	330	(1,158)

Net revenues	17,381	18,167	171	(1,458)	17,552	16,709

Provision for credit losses	(30)	493	0	0	(30)	493

Compensation and benefits	7,873	8,673	0	32	7,873	8,705

General and administrative expenses	3,709	3,414	27	54	3,736	3,468

Commission expenses	1,089	969	0	0	1,089	969

Total other operating expenses	4,798	4,383	27	54	4,825	4,437

Total operating expenses	12,671	13,056	27	86	12,698	13,142

Income/(loss) from continuing operations before taxes	4,740	4,618	144	(1,544)	4,884	3,074

Income tax expense/(benefit)	1,026	947	0	0	1,026	947

Income/(loss) from continuing operations	3,714	3,671	144	(1,544)	3,858	2,127

Income/(loss) from discontinuing operations	(19)	(19)	0	0	(19)	(19)

Net income/(loss)	3,695	3,652	144	(1,544)	3,839	2,108

Less net income/(loss) attributable to noncontrolling interests	47	75	144	(1,544)	191	(1,469)

Net income/(loss) attributable to shareholders	3,648	3,577	0	–	3,648	3,577

of which from continuing operations	3,667	3,596	–	–	3,667	3,596

of which from discontinued operations	(19)	(19)	–	–	(19)	(19)

Results summary
In 6M10, we recorded net income attributable to shareholders of CHF 3,648 million, compared to CHF 3,577 million in 6M09. Net revenues were CHF 17,381 million compared to CHF 18,167 million in 6M09. Total operating expenses were CHF 12,671 million, slightly down 3%. Our 6M10 results included fair value gains of CHF 961 million on Credit Suisse vanilla debt. CHF 130 million of fair value losses were charged to the segments (primarily Investment Banking), reflecting the straight-line amortization, and CHF 1,091 million of fair value gains were included in the Corporate Center.

In Private Banking, net revenues were stable. Net interest income decreased 3% compared to 6M09, as the impact from lower margins on slightly higher average loan volumes was only partially offset by slightly higher margins on slightly higher average deposit volumes. Total non-interest income increased 4%, mainly as a result of higher management, investment advisory and security account fees, reflecting an increase in average assets under management.

Wealth Management Clients reported net revenues of CHF 4,980 million. Wealth Management Client recurring revenues increased 4%, reflecting higher management, investment advisory and security account fees due to an increase in average assets under management. Wealth Management transaction-based revenues decreased 3%, driven by lower revenues from integrated solutions, partially offset by higher foreign exchange income from client transactions and product issuing fees.

In Corporate & Retail Banking, net interest income decreased 13%, mainly due to substantially lower margins on slightly lower average loan volumes. Net interest income from deposits decreased, reflecting substantially lower margins on higher average deposit volumes. Total non-interest income increased 16%, mainly reflecting higher recurring commissions and fees and lower fair value losses on the Clock Finance transaction compared to 6M09. Excluding the fair value losses on the Clock Finance transaction, non-interest income increased 10%, mainly driven by higher management fees, other recurring commissions and fees and foreign exchange income from client transactions and product issuing fees.

In Investment Banking, net revenues decreased to CHF 9,315 million from CHF 12,453 million in 6M09. Most businesses were adversely impacted by macro-economic issues in 2Q10, leading to client risk aversion, reduced client activity and market volatility. Our 6M09 results also included approximately CHF 1.3 billion of revenues driven by the normalization of market conditions that had been severely dislocated in 4Q08. Revenues in 6M10 declined due to weaker fixed income and equity sales and trading revenues, but this decline was partially offset by strong underwriting and advisory revenues, as market share gains largely mitigated the impact of an industry-wide decline in debt and equity issuance. Fixed income sales and trading revenues were lower across all products, particularly in our rates and credit businesses. Revenues in our credit businesses were adversely impacted by the difficult market conditions in 2Q10, including widening credit spreads. Revenues in our emerging markets trading and corporate lending businesses were adversely impacted by client risk aversion and widening credit spreads. We continued to have strong revenues in our RMBS trading business, although slightly lower than 6M09. Equity sales and trading revenues declined compared to a strong 6M09, but to a lesser extent than fixed income sales and trading, reflecting sustained market share gains across several products. Net revenues also included fair value losses on Credit Suisse debt of CHF 121 million compared to net fair value gains of CHF 96 million in 6M09.

In Asset Management, net revenues were CHF 1,133 million, up CHF 693 million, compared to 6M09. Net revenues included investment-related gains of CHF 172 million, compared to losses of CHF 415 million in 6M09. Net revenues of CHF 818 million before securities purchased from our money market funds and investment-related gains/(losses) were down 2% compared to 6M09. Fee revenues were up compared to 6M09 due to higher asset management, placement, transaction and other fees, offset in part by lower performance fees and carried interest. Asset management fees of CHF 721 million were up 7%, primarily reflecting higher average assets under management in alternative investments and multi-asset class solutions. Average assets under management increased 4.4% compared to 6M09. Placement, transaction and other fees were up 23%. Performance fees and carried interest were down significantly, primarily due to lower semi-annual performance fees from Hedging-Griffo as a result of challenging market conditions. Equity participations revenues were down, mainly due to gains of CHF 21 million in 2Q09 as a result of the closing of the first part of the transaction with Aberdeen Asset Management (Aberdeen). Other revenues increased CHF 78 million, primarily reflecting lower allocated funding costs and gains from securities purchased from our money market funds of CHF 143 million. In 2Q10, we fully liquidated the balance sheet exposure to securities purchased from money market funds.

Corporate Center pre-tax income of CHF 208 million primarily reflected fair value gains of CHF 1,091 million on Credit Suisse debt in 6M10, partially offset by higher expenses in 2Q10 of CHF 447 million due to the UK levy on variable compensation and CHF 216 million of litigation provisions.

Provision for credit losses were net releases of CHF 30 million, reflecting net releases of CHF 52 million in Investment Banking and net provisions of CHF 22 million in Private Banking.
Total operating expenses decreased 3% compared to 6M09, as lower compensation and benefits more than offset higher general and administrative expenses. The decline in compensation and benefits was primarily due to lower performance-related compensation in Investment Banking, reflecting lower risk-adjusted profitability, partly offset by the CHF 447 million for the UK levy on variable compensation included in Corporate Center and increased base salaries and headcount. General and administrative expenses increased 9%. The increase in general and administrative expenses was due to an increase in professional fees, information technology (IT) and travel and entertainment expenses, driven by an increase in client-related businesses and activity, partially offset by lower litigation provisions. 6M09 included CHF 383 million of litigation charges in Investment Banking, primarily related to the settlement of litigation with Huntsman Corporation.

The effective tax rate was 21.6% in 6M10, reflecting a CHF 522 million benefit from a legal entity merger, reflecting regulatory concerns about complex holding structures, offset in part by the non-tax deductibility of the UK levy on variable compensation in 2Q10 and the impact of the geographical mix of results. In 6M09, the effective tax rate was 20.5%, primarily reflecting a tax benefit of CHF 396 million due to foreign exchange translation gains relating to deferred tax assets recorded in UK entities under enacted UK tax law and denominated in British pounds, which differs from the US dollar functional currency of the reporting entities. In addition, the effective tax rate included the impact of the geographical mix of results.

Condensed consolidated financial statements
Please refer to V –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q10 and 2Q10.
Exhibits
No. Description

12.1 Ratio of earnings to fixed charges

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: August 6, 2010

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer